SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Hamilton Insurance Group, Ltd.
(Name of Issuer)

Class B Common Shares
(Title of Class of Securities)

G42706104
(CUSIP Number)

December 31, 2023**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Due to an administrative error, the Schedule 13G filed on February 14, 2024 underreported the number of shares held by Magnitude Master Fund by 30,000 shares and, correspondingly, underreported the number of shares held by the Reporting Persons (as defined herein) by 30,000 shares.  This Amendment No. 1 to Schedule 13G is being filed solely to correct such errors.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G42706104	13G	Page 1 of 11 Pages
1	NAMES OF REPORTING PERSONS
Magnitude Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,096,940

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,096,940

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,096,940

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.94%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Based on 56,036,067 Class B Common Shares outstanding as of December 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, and filed with the Securities and Exchange Commission on December 6, 2023. Pursuant to the Issuer’s bye-laws, for matters reserved for a vote solely of the holders of Class B Common Shares, the aggregate voting power of the 15,096,940 Class B Common Shares held by the Reporting Persons and reported herein is reduced to a maximum of 14.92% of the Class B Common Shares.

CUSIP No. G42706104	13G	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
Magnitude Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
11,255,805

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
11,255,805

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,255,805

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.09%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

* Based on 56,036,067 Class B Common Shares outstanding as of December 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, and filed with the Securities and Exchange Commission on December 6, 2023. Pursuant to the Issuer’s bye-laws, for matters reserved for a vote solely of the holders of Class B Common Shares, the aggregate voting power of the 15,096,940 Class B Common Shares held by the Reporting Persons and reported herein is reduced to a maximum of 14.92% of the Class B Common Shares.

CUSIP No. G42706104	13G	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
Magnitude Partners Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,397,962

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,397,962

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,397,962

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.28%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

* Based on 56,036,067 Class B Common Shares outstanding as of December 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, and filed with the Securities and Exchange Commission on December 6, 2023. Pursuant to the Issuer’s bye-laws, for matters reserved for a vote solely of the holders of Class B Common Shares, the aggregate voting power of the 15,096,940 Class B Common Shares held by the Reporting Persons and reported herein is reduced to a maximum of 14.92% of the Class B Common Shares.

CUSIP No. G42706104	13G	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
Magnitude Institutional, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,375,626

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,375,626

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,375,626

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.45%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

* Based on 56,036,067 Class B Common Shares outstanding as of December 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023. and filed with the Securities and Exchange Commission on December 6, 2023. Pursuant to the Issuer’s bye-laws, for matters reserved for a vote solely of the holders of Class B Common Shares, the aggregate voting power of the 15,096,940 Class B Common Shares held by the Reporting Persons and reported herein is reduced to a maximum of 14.92% of the Class B Common Shares.

CUSIP No. G42706104	13G	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Magnitude Insurance Master Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
67,547

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
67,547

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,547

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.12%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

* Based on 56,036,067 Class B Common Shares outstanding as of December 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, and filed with the Securities and Exchange Commission on December 6, 2023. Pursuant to the Issuer’s bye-laws, for matters reserved for a vote solely of the holders of Class B Common Shares, the aggregate voting power of the 15,096,940 Class B Common Shares held by the Reporting Persons and reported herein is reduced to a maximum of 14.92% of the Class B Common Shares.

CUSIP No. G42706104	13G	Page 6 of 11 Pages
1	NAMES OF REPORTING PERSONS
Benjamin S. Appen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,096,940

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,096,940

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,096,940

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.94%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 56,036,067 Class B Common Shares outstanding as of December 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, and filed with the Securities and Exchange Commission on December 6, 2023. Pursuant to the Issuer’s bye-laws, for matters reserved for a vote solely of the holders of Class B Common Shares, the aggregate voting power of the 15,096,940 Class B Common Shares held by the Reporting Persons and reported herein is reduced to a maximum of 14.92% of the Class B Common Shares.

CUSIP No. G42706104	13G	Page 7 of 11 Pages
1	NAMES OF REPORTING PERSONS
James Michael Hall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,096,940

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,096,940

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,096,940

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.94%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 56,036,067 Class B Common Shares outstanding as of December 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, and filed with the Securities and Exchange Commission on December 6, 2023. Pursuant to the Issuer’s bye-laws, for matters reserved for a vote solely of the holders of Class B Common Shares, the aggregate voting power of the 15,096,940 Class B Common Shares held by the Reporting Persons and reported herein is reduced to a maximum of 14.92% of the Class B Common Shares.

CUSIP No. G42706104	13G	Page 8 of 11 Pages
Item 1.

(a)	Name of Issuer: Hamilton Insurance Group, Ltd.
(b)	Address of Issuer’s Principal Executive Offices: Wellesley House North, 1st Floor, 90 Pitts Bay Road, Pembroke HM 08 Bermuda

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Magnitude Capital, LLC, which is the investment manager for each of Magnitude Master Fund, Magnitude Partners Master Fund, L.P., and Magnitude Institutional, Ltd., and is the non-member manager of Magnitude Insurance Master Fund, LLC. Magnitude Capital, LLC is controlled by its managing members, Benjamin S. Appen and James Michael Hall. Each of Magnitude Capital, LLC, Magnitude Master Fund, Magnitude Partners Master Fund, L.P., Magnitude Institutional, Ltd., Magnitude Insurance Master Fund, LLC, Mr. Appen and Mr. Hall is referred to herein as a “Reporting Person,” and are referred to collectively herein as the “Reporting Persons.” The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 200 Park Avenue, 56th Floor, New York, NY 10166.

(c)
Citizenship:

Each of Magnitude Capital, LLC and Magnitude Insurance Master Fund, LLC is a Delaware limited liability company. Magnitude Partners Master Fund, L.P. is a Delaware limited partnership. Magnitude Master Fund is a sub-trust of the Magnitude Master Series Trust, a Cayman Islands unit trust. Magnitude Institutional, Ltd. is a Cayman Islands exempted company. Each of Mr. Appen and Mr. Hall is a citizen of the United States.

(d)	Title of Class of Securities:

Class B Common Shares

(e)	CUSIP Number:

G42706104 (Reflects the CUSIP International Numbering System (CINS) number for the Issuer’s Class B Common Shares)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______

CUSIP No. G42706104	13G	Page 9 of 11 Pages
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each cover page.
(b)	Percent of class: See Item 11 of each cover page.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of each cover page.
	(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page.
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

The 15,096,940 Class B Common Shares reported herein are held directly as follows: (i) 11,255,805 shares are held directly by Magnitude Master Fund, (ii) 2,397,962 shares are held directly by Magnitude Partners Master Fund, L.P., (iii) 1,375,626 shares are held directly by Magnitude Institutional, Ltd., and (iv) 67,547 shares are held directly by Magnitude Insurance Master Fund, LLC. Each of the Reporting Persons disclaims beneficial ownership of the Common Shares reported herein except to the extent of its or his pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See response to Item 4.

CUSIP No. G42706104	13G	Page 10 of 11 Pages
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See attached Exhibit 99.1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. G42706104	13G	Page 11 of 11 Pages
SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2024

MAGNITUDE CAPITAL, LLC

By:	/s/ Andrew Messinger
Andrew Messinger
General Counsel

MAGNITUDE MASTER FUND

By:	MAGNITUDE CAPITAL, LLC,
its Investment Manager

	By:	/s/ Andrew Messinger
Andrew Messinger
General Counsel

MAGNITUDE PARTNERS MASTER FUND, L.P.

By:	MAGNITUDE CAPITAL, LLC,
its Investment Manager

	By:	/s/ Andrew Messinger
Andrew Messinger
General Counsel

MAGNITUDE INSTITUTIONAL, LTD.

By:	MAGNITUDE CAPITAL, LLC,
its Investment Manager

	By:	/s/ Andrew Messinger
Andrew Messinger
General Counsel

MAGNITUDE INSURANCE MASTER FUND, LLC

By:	MAGNITUDE CAPITAL, LLC,
its Non-Member Manager

	By:	/s/ Andrew Messinger
Andrew Messinger
General Counsel

/s/ Benjamin S. Appen
BENJAMIN S. APPEN

/s/ James Michael Hall
JAMES MICHAEL HALL

Exhibit Index

Exhibit Number	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2024).